                               Buenos Aires, December 7, 2017

Comisión Nacional de Valores

Ref.: Sale of Refining and Marketing Segment’s Assets to Trafigura

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in compliance with the requirements of Article 2, Chapter I of Title XII of the National Securities Commission (“Comisión Nacional de Valores”) regulation (T.O. 2013).

To this regard, it is informed that today the Company executed with Trafigura Ventures B.V. and Trafigura Argentina S.A. (‘Trafigura’) an agreement to sell a set of assets related to the refining and marketing segment of the Company, subject to the compliance of certain precedent conditions. The targeted assets under the transaction are as follows: i. the Ricardo Eliçabe refinery, located in the city of Bahía Blanca, Province of Buenos Aires; ii. the lubricants plant, situated in the district of Avellaneda, Province of Buenos Aires; iii. the Caleta Paula reception and dispatch plant, located in the Province of Santa Cruz; and iv. the network of gas stations currently operated under Petrobras branding. Due to its strategic and operative utility, the Dock Sud storage facility is excluded from the sale, as well as the Company’s stake in Refinería del Norte S.A.

The transaction price is US$90 million and includes the regular working capital of the business that may be adjusted subject to the customary adjustments agreed upon in the closing documents. The sale includes the transfer of all the contracts, permits and licenses key for the ordinary conduction of the business, together with the transfer of the employees involved in the operation of the targeted assets under the transaction.

This sale has a strategic importance for Pampa, as it allows the Company to concentrate its efforts and resources on its core businesses.

Kind regards,

Victoria Hitce

Head of Market Relations

Pampa Energía S.A.